SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 MARCH 11, 2002

                     Cambridge Antibody Technology Group PLC
                 (Translation of Registrant's Name Into English)

          The Science Park, Melbourn, Cambridgeshire, SG8 6JJ, England
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

        Form 20-F ____X____     Form 40-F


     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

        Yes _________              No _____X____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________




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                                  EXHIBIT INDEX

                  This filing contains the following exhibits.




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EXHIBIT                       DESCRIPTION
-------                       -----------

     99.1 Press Release dated March 8, 2002 concerning the announcement of the Share Exchange Ratio in the registrant's offer to acquire the outstanding common shares of Drug Royalty Corporation Inc.

     99.2 Press Release dated March 11, 2002 concerning the registrant's comments on developments regarding its offer to acquire all of the outstanding common shares of Drug Royalty Corporation Inc.

     99.3 Press Release dated March 11, 2002 concerning Griffiths patent litigation.







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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date     11 March 2002     Cambridge Antibody Technology Group PLC

                                    By    /s/ Rowena Gardner
                                          --------------------------------------
                                    Name:      Rowena Gardner
                                    Title:     Head of Corporate Communications